UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ev3 Inc.
(Name of Subject Company)
ev3 Inc.
(Names of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26928A200
(CUSIP Number of Class of Securities)

Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer
ev3 Inc.
3033 Campus Drive
Plymouth, Minnesota 55441
(763) 398-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
Copies To:

Bruce A. Machmeier, Esq. Amy E. Culbert, Esq. Patrick J. Pazderka, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Suite 3300 Minneapolis, Minnesota 55402-1509 (612) 607-7000	Steven J. Gartner, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Street New York, New York 10019 (212) 728-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURES
EX-99.A.5.F
EX-99.A.5.G
EX-99.A.5.H

     This Amendment No. 1 (the “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 11, 2010 (as amended from time to time, the “Schedule 14D-9”) by ev3 Inc., a Delaware corporation (“ev3”). The Schedule 14D-9 relates to the cash tender offer by COV Delaware Corporation (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Covidien Group S.a.r.l., a Luxembourg company (“Parent”), to purchase all outstanding shares of ev3’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $22.50 per Share, in cash, without interest, subject to any withholding of any federal, state, local and foreign taxes, and other assessments of any nature whatsoever imposed by a taxing authority (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 11, 2010, and is subject to the terms and conditions set forth in the Offer to Purchase dated June 11, 2010 (and as amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.
     The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information
     Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented under the heading “Litigation” to include Court File No. 27-CV-10-14045 as the court file number for Crystal Young v. ev3 Inc., et al.
     Item 8 of the Schedule 14D-9 is also hereby amended and supplemented by inserting the following paragraphs after the last paragraph under the heading “Litigation”:
     “On June 9, 2010, a purported stockholder of ev3 filed a purported class action Complaint in the District Court for the State of Minnesota, Hennepin County (the “Bergland Complaint”). The action, Alan Bergland v. ev3 Inc., et al., Court File No. 27-CV-10-14554, against ev3 and the ev3 Board (the “Bergland Action”), is pending. The Bergland Action purports to be brought individually and on behalf of the public stockholders of ev3 and alleges claims for breach of fiduciary duties against the ev3 Board in connection with the transactions contemplated by the Merger Agreement. The Bergland Action seeks preliminary and permanent injunctive relief, enjoining ev3 and the ev3 Board and their agents and representatives from consummating the Offer and the Merger until they have cured their alleged breaches of fiduciary duty, rescission of the Offer and Merger and rescissionary damages, and an accounting by the defendants for profits and any special benefits resulting for alleged breaches of their fiduciary duties. The foregoing summary is qualified in its entirety by reference to the Bergland Complaint, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.
     On June 15, 2010, a purported stockholder of ev3 filed a purported class action Complaint in the District Court for the State of Minnesota, Hennepin County (the “Keilty Complaint”). The action, Kevin J. Keilty v. ev3 Inc., et al., against ev3, the ev3 Board and Covidien plc (the “Keilty Action”), is pending. The Keilty Action purports to be brought individually and on behalf of the public stockholders of ev3 and alleges claims for breach of fiduciary duties against the ev3 Board in connection with the transactions contemplated by the Merger Agreement and that Covidien plc aided and abetted the ev3 Board in the alleged breach of the directors’ fiduciary duties to ev3’s stockholders. The Keilty Action seeks preliminary and permanent injunctive relief, enjoining ev3 and the ev3 Board and

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their agents and representatives from consummating the Offer and the Merger, rescission of the Offer and Merger and rescissionary damages, and an accounting by the defendants for damages to plaintiff because of the wrongs alleged in the Keilty Complaint. A court file number has not yet been assigned. The foregoing summary is qualified in its entirety by reference to the Keilty Complaint, which is filed as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.
     On June 18, 2010, a purported stockholder of ev3 filed a purported class action complaint in the Court of Chancery of the State of Delaware (the “Olson Complaint”). The action, Joanne Olson v. ev3 Inc., et al., against ev3, the ev3 Board and Purchaser (the “Olson Action”), is pending. The Olson Action, which purports to be brought individually and on behalf of the public stockholders of ev3, claims that the members of the ev3 Board breached their fiduciary duties to ev3’s stockholders both in entering into the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option, and by providing inadequate disclosure regarding the Merger Agreement and such transactions and that Purchaser aided and abetted the ev3 Board in the alleged breach of the directors’ fiduciary duties to ev3’s stockholders. The Olson Action seeks, among other things, an injunction prohibiting the consummation of the Offer, the exercise of the Top-Up Option, the issuance of the Top-Up Shares, the acceptance of a promissory note as consideration for the Top-Up Shares and the consummation of the Merger and declaring that the Top-Up Option is invalid and void, may not be validly exercised under Delaware law and improperly impairs the statutory appraisal rights of ev3 stockholders. A court file number has not yet been assigned. The foregoing summary is qualified in its entirety by reference to the Olson Complaint, which is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:
     “(a)(5)(F) Complaint filed by Alan Bergland, individually and on behalf of all others similarly situated, on June 9, 2010, in the District Court of the State of Minnesota, Hennepin County.
     (a)(5)(G) Complaint filed by Kevin J. Keilty, individually and on behalf of all others similarly situated, on June 15, 2010, in the District Court of the State of Minnesota, Hennepin County.
     (a)(5)(H) Complaint filed by Joanne Olson, individually and on behalf of all others similarly situated, on June 18, 2010, in the Court of Chancery of the State of Delaware.”

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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ev3 Inc.
By:	/s/ Kevin M. Klemz
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer

Dated: June 21, 2010

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